TYG Solutions Corp.

202 Avenue F. Brooklyn, NY 11218

May 10, 2016

Mark P. Sherman

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

                                                Re:      TYG Solutions Corp.

                                                            Amendment No. 7 to Registration Statement on Form S-1

Filed April 13, 2016

                                                            File No. 333-198284

Dear Mr. Sherman:

General

Comment 1:  We note your revisions in response to prior comment 1. Please also revise references to your financial statements as of December 31, 2014 and December 31, 2013 elsewhere in your filing. For example, we note that you continue to reference the prior financial statements in the introduction to the Summary of Financial Information on page 6 and the first risk factor on page 8.

Response 1:  The Registration Statement has been revised accordingly.

Risks Factors

If We Are Not Able to Implement the Requirements of

Section 404 of the Sarbanes-Oxley Act in a Timely Manner or With Adequate Compliance…, page 12

Comment 2:  We note the revision in response to prior comment 2. In the first paragraph, please also revise to correct the expected date of adoption of this requirement or remove the reference to the date.

Response 2:  The Registration Statement has been revised accordingly.

Report of Independent Registered Public Accounting Firm, page F-1

Comment 3. We note the revision made to the going concern paragraph in response to prior comment 4. Please explain to us the statement that cash resources of the Company were insufficient to meet your planned business objectives. In this regard, we note your assertion in the liquidity and capital resources discussion on page 24 that your available cash will be sufficient to satisfy your cash requirements under your present operating expectations.

Response 3:  The Registration Statement has been revised accordingly to reflect the removal of the “going concern” disclaimer throughout, as the Company has sufficient cash resources.

Item 16. Exhibits and Financial Statement

Schedules Exhibit 23.1, Consent of Weinberg & Baer, PC

Comment 4:  Revise to include an updated consent from your independent registered public accounting firm.

Response 4:  The Registration Statement has been revised accordingly to include an updated consent.

Sincerely,

TYG Solutions Corp.

/s/ Natan Barmatz

Natan Barmatz

President